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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                               AMENDMENT NO. 1 TO
                                 SCHEDULE 14D-9
            SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION
                 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                 ---------------

                          HITOX CORPORATION OF AMERICA
                            (Name of Subject Company)

                          HITOX CORPORATION OF AMERICA
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $0.25 PER SHARE
                         (Title of Class of Securities)

                                    433658101
                      (CUSIP Number of Class of Securities)
                                 ---------------

                                WILLIAM B. HAYES
                       ACTING CHIEF EXECUTIVE OFFICER AND
                       CHAIRMAN OF THE BOARD OF DIRECTORS
                          HITOX CORPORATION OF AMERICA
                               722 Burleson Street
                           Corpus Christi, Texas 78402
                                 (512) 882-5175
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notice and Communications on Behalf of the Person(s) Filing Statement)
                                 ---------------

                                 With a Copy To:

                              Mark D. Wigder, Esq.
                 Jenkens & Gilchrist, a Professional Corporation
                          1445 Ross Avenue, Suite 3200
                               Dallas, Texas 75202
                                 (214) 855-4500


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         This     Amendment    No.    1    amends    and     supplements     the
Solicitation/Recommendation Statement on Schedule 14D-9 filed on April 5, 1999 (as amended and supplemented, the "Schedule 14D-9") relating to the unsolicited tender offer by Paulson Acquisition, LLC, a Delaware limited liability company ("Paulson Acquisition") , to purchase up to 1,000,000 of the Shares currently outstanding (the "Publicly Held Shares) at $2.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 23, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each has been and may hereafter be amended and supplemented from time to time, constitutes the "Paulson Offer"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meaning assigned to them in the
Schedule 14D-9.

         Paulson Acquisition is a wholly-owned limited liability company of the Paulson Ranch, Ltd., a Texas limited partnership ("Paulson Ranch"). The general partner of Paulson Ranch is Paulson Ranch Management, L.L.C., a Texas limited liability company ("Paulson Ranch Management"). The members of Paulson Ranch Management are Mr. Bernard A. Paulson ("Mr. Paulson") and his wife. The Paulson Offer is disclosed in a Tender Offer Statement on Schedule 14D-1 dated March 23, 1999, as amended on April 2 and April 8, 1999 (and as may be amended and supplemented from time to time, the "Schedule 14D-1"), which has been filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended, and the rules promulgated by the Commission thereunder. As set forth in Schedule 14D-1, the address of the principal executive offices of Paulson Acquisition is c/o Founders Equity Group, Inc., 2602 McKinney Avenue, Suite 220, Dallas, Texas 75204.

ITEM 4. THE SOLICITATION OR RECOMMENDATION. Item 4 of the Schedule 14D-9 is amended and supplemented as follows:

         (a)      RECOMMENDATION THAT STOCKHOLDERS DO NOT TENDER.

         On April 15, 1999, the Company received a new and revised proposal (the "Revised Zemex Proposal") from Zemex Corporation ("Zemex") offering to acquire all of the Company's outstanding shares for $3.00 per share in cash. If approved by the Company's Board of Directors and the special committee thereof formed to consider such proposal, the proposed transaction would be effected by a merger of the Company with a subsidiary of Zemex. In the merger, the Company's stockholders would receive $3.00 in cash for each share of Hitox common stock. If approved by the Company's Board and the special committee, the transaction would require approval of the Company's stockholders and satisfaction of other customary conditions. The special committee intends to hire a financial adviser to assist it in considering the Revised Zemex Proposal. The Revised Zemex Proposal contains a number of conditions, including Zemex's satisfaction with the results of its due diligence investigation of the Company, the negotiation and execution of an acquisition agreement that is acceptable to the parties, and receipt by Zemex of agreements from stockholders of the Company affiliated with existing directors to vote their shares in favor of the transaction.

         POSITION OF THE COMPANY. At a meeting of the special committee held on April 16, 1999, the special committee voted to disapprove the Paulson Offer and to recommend that the Public Stockholders refuse to tender their shares in the Paulson Offer. Stockholders who have previously tendered their shares have the right to withdraw such shares. To exercise such withdrawal rights, stockholders should contact Mr. Paulson's information agent, Founder's Equity Group, Inc. at 2602 McKinney Avenue, Suite 220, Dallas, Texas 75204 (telephone: 1-888-858-7303) on or before April 19, 1999.

         The special committee had previously requested that Mr. Paulson amend his Offer to Purchase to include certain forward-looking information relating to the Company requested by the Board. On April 8, 1999, Mr. Paulson filed the information requested by the special committee with the SEC in an amendment to his filing on Schedule 14D-1. Each stockholder may obtain copies of such information at the SEC's Website, www.sec.gov or from Founder's Equity Group, Inc., Mr. Paulson's information agent, at 2602 McKinney Avenue, Suite 220, Dallas, Texas 75204 (telephone 1-888-858- 7303). On April 15, 1999, Mr. Paulson issued a press release, similarly noting such filing and the availability of such information. The special committee is satisfied with the scope of the information so filed and with the manner of its dissemination.

     (b)  REASONS FOR THE CHANGE IN POSITION WITH RESPECT TO THE PAULSON OFFER

         The special committee has withdrawn the Company's previous neutral position with respect to the Paulson Offer, and has agreed to recommend that the Public Stockholders refuse to tender their shares in the Paulson Offer.


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         This  recommendation  was based on the  receipt  of the  Revised  Zemex
Proposal which would provide $3.00 per share to all stockholders, as contrasted with the $2.50 per share offered by Mr. Paulson for 1,000,000 of the Company's Shares.

         The special committee noted, in particular, that Mr. Paulson's offer was not only for a lower price, but was for only part of the outstanding Shares. A fully subscribed Paulson Offer would substantially reduce the public float in the Company's shares, possibly resulting in an illiquid market for the remaining stockholders who chose not to tender.

         The special committee also took into consideration that the Revised Zemex Proposal might possibly not be consummated, and consequently, a risk exists that stockholders who fail to tender in the Paulson Offer may nonetheless not realize the purchase price contemplated by the Revised Zemex Proposal. However, in light of the higher price provided by the Revised Zemex Proposal, as contrasted by the Paulson Proposal, and the risk of illiquidity that might result with respect to the public trading in the Company's shares if the Paulson Offer is fully subscribed, the special committee determined that the Revised Zemex Proposal was more favorable and the Company's stockholders should refuse to tender their Shares in the Paulson Offer. There is no assurance that the Revised Zemex Proposal will be consummated, and stockholders should take such uncertainty into consideration in assessing the Paulson Offer.

         The special committee is now comprised of Messrs. William B. Hayes, Christopher J. McGougan, Kevin S. Moore and Michael A. Nicolais. All of such members are non-management directors, except that Mr. Hayes assumed the position of acting Chief Executive Officer folowing Mr. Paulson's stepping down from that position shortly following commencement of the Paulson Offer. Mr. Robert J. Cresci has withdrawn from the special committee, and did not participate or vote in respect of the deliberations of the special committee and its determination to change the Company's position with respect to the Paulson Offer.




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Statement is true, complete and correct.

Dated:  April 16, 1999
                                         HITOX CORPORATION OF AMERICA



                                         By:      /s/ William B. Hayes
                                                  ------------------------------
                                         Name:    William B. Hayes
                                         Title:   Acting Chief Executive Officer




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